FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	………………………………………… ,	2018

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 9, 2018	By……/s/…… Eiji Shimizu ………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the second quarter ended June 30, 2018

[English summary with full translation of consolidated financial information]

Quarterly Report filed with the Japanese government

pursuant to

the Financial Instruments and Exchange Law of Japan

For the second quarter ended

June 30, 2018

CANON INC.

Tokyo, Japan

CONTENTS

			Page

I	Corporate Information

	(1)	Consolidated Financial Summary	2

	(2)	Description of Business	3

II	The Business

	(1)	Risk Factors	4

	(2)	Significant Business Contracts Entered into in the Second quarter of Fiscal 2018	4

	(3)	Operating Results	4

III	Company Information

	(1)	Shares	9

	(2)	Directors and Executive Officers	11

IV	Financial Statements

	(1)	Consolidated Financial Statements	13

	(2)	Other Information	52

Disclaimer Regarding Forward-Looking Statements

This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.

The risks, uncertainties and other factors referred to above include, but are not limited to, foreign currency exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign currency exchange rate fluctuations; uncertainty as to economic conditions in Canon’s major markets; uncertainty of continued demand for Canon’s high-value-added products; Canon’s ability to continue to develop products and to market products that incorporate new technology on a timely basis, are competitively priced, and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign currency exchange rates; disasters, outages or similar events; and inventory risk due to disruptions in supply chains and shifts in market demand.

I . Corporate Information

(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)

	Six months ended June 30, 2018	Six months ended June 30, 2017	Three months ended June 30, 2018	Three months ended June 30, 2017	Year ended December 31, 2017

Net sales	1,967,099	1,965,234	1,006,387	992,473	4,080,015

Income before income taxes	195,880	177,566	110,121	99,556	353,884

Net income attributable to Canon Inc.	134,783	124,269	77,670	69,180	241,923

Comprehensive income (loss)	49,683	128,050	86,764	110,699	317,383

Canon Inc. shareholders’ equity	-	-	2,827,671	2,775,142	2,870,630

Total equity	-	-	3,052,257	2,989,787	3,096,175

Total assets	-	-	5,011,938	5,209,750	5,198,291

Net income attributable to Canon Inc. shareholders per share:

Basic (yen)	124.83	113.98	71.93	63.53	222.88

Diluted (yen)	124.82	113.98	71.93	63.53	222.88

Canon Inc. shareholders’ equity to total assets (%)	-	-	56.4	53.3	55.2

Cash flows from operating activities	164,853	309,106	-	-	590,557

Cash flows from investing activities	(89,745)	(107,838)	-	-	(165,010)

Cash flows from financing activities	(144,476)	(135,115)	-	-	(340,464)

Cash and cash equivalents at end of period	-	-	637,498	693,826	721,814

Notes:

1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

3.

The computation of diluted net income attributable to Canon Inc. shareholders per share for 2017, the six months ended June 30, 2017 and the three months ended June 30, 2017 excludes outstanding stock options because the effect would be anti-dilutive.

(2)	Description of Business

Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”). Financial information presented in sections “II. The Business” is also in conformity with U.S.GAAP.

The Canon Group (consisting of the Company, 379 consolidated subsidiaries, and 8 affiliates accounted for using the equity method, as of June 30, 2018, collectively, the “Group”) is engaged in development, manufacturing, sales, and servicing activities in areas such as office, imaging systems, medical systems, and industrial equipment. No material change in Canon’s business has occurred during the six months ended June 30, 2018.

No additions or removals of significant group entities have occurred during the six months ended June 30, 2018.

II.	The Business

(1)	Risk Factors

No material changes are recognized pursuant to the risk factors of Canon’s business indicated in the Annual Securities Report (Yukashoken Houkokusho) of the previous fiscal year.

(2)	Significant Business Contracts Entered into in the Second Quarter of Fiscal 2018

No material contracts were entered into during the six months ended June 30, 2018.

(3)	Operating Results

Looking back at the global economy in the second quarter of 2018, the U.S. economy continued to grow steadily as corporate earnings and employment conditions improved. In Europe, unemployment rate remained at a low level, mainly in Germany and the U.K., and the economy continued to recover moderately, mainly driven by domestic demand. The Chinese economy rallied due to improving consumer spending as personal income increased, and the economies of emerging countries continued to realize moderate growth. In Japan, capital investment increased moderately due to increasing exports. As a result, the global economy overall continued to realize moderate recovery.

As for the markets in which Canon operates amid these conditions, demand for office multifunction devices (“MFDs”) remained at around the same level as the previous year, while demand for laser printers continued to recover, mainly in emerging countries. The market for cameras continued to decline while the market for inkjet printers achieved moderate growth. Additionally, while demand for medical equipment remained at around the same level as the previous year in Japan, demand was solid in other markets. Within the Industry and Others sector, capital investment in semiconductor lithography equipment increased and the demand for network cameras also enjoyed solid growth.

The average values of the yen during the second quarter and the first half of the year were ¥109.14 and ¥108.61 against the U.S. dollar, respectively, year-on-year appreciation of approximately ¥2 and ¥4, and ¥129.97 and ¥131.45 against the euro, respectively, year-on-year depreciation of approximately ¥8 and ¥10.

(3)	Operating Results (continued)

[Second quarter results]

During the second quarter, unit sales of office MFDs increased compared with the same period of the previous year due to the expanded sales of color models. Additionally, unit sales of laser printers increased compared with the same period of the previous year, supported by the steady sales of newly launched models, as demand recovered in emerging countries. Total sales volume of interchangeable-lens digital cameras decreased compared with the same period of the previous year due to the shrinking market, however sales of mirrorless cameras increased mainly supported by sales of new products. Looking at inkjet printers, unit sales decreased compared with the same period of the previous year, mainly due to a review of our distribution channels. For medical equipment, diagnostic ultrasound systems experienced solid demand, mainly outside of Japan, achieving increased sales compared with the same period of the previous year. For industrial equipment, sales of semiconductor lithography equipment increased significantly, compared with the same period of the previous year, thanks to favorable market conditions, and sales of network cameras increased steadily. Under these conditions, second-quarter net sales increased by 1.4% year on year to ¥1,006.4 billion. The gross profit ratio dropped by 2.7 points to 47.2% and gross profit decreased by 4.1% year on year to ¥474.6 billion due to mainly the fact that certain costs that were under operating expenses have been reclassified under cost of sales by adopting new accounting standards related to revenue recognitions. Operating expenses decreased by 6.1% year on year to ¥376.6 billion, thanks to continuous Group-wide cost down efforts and efforts to reduce spending as well as the impact of the aforementioned reclassification of figures as part of the adoption of new accounting standards. As a result, second-quarter operating profit increased by 4.4% to ¥98.0 billion. Other income (deductions) increased by ¥6.4 billion, mainly due to foreign currency exchange gains, while income before income taxes increased by 10.6% year on year to ¥110.1 billion and net income attributable to Canon Inc. increased by 12.3% to ¥77.7 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥71.93 for the second quarter, a year-on-year increase of ¥8.40.

[First-half results]

During the first half, unit sales of office MFDs increased compared with the same period of the previous year due to the expanded sales of color models. Additionally, unit sales of laser printers increased compared with the same period of the previous year, supported by the steady sales of newly launched models, as demand recovered in emerging countries. Total sales volume of interchangeable-lens digital cameras decreased compared with the same period of the previous year due to the shrinking market, however sales of mirrorless cameras increased mainly supported by sales of new products. Looking at inkjet printers, unit sales decreased compared with the same period of the previous year, mainly due to a review of our distribution channels. For medical equipment, diagnostic ultrasound systems experienced solid demand, mainly outside of Japan. However, sales overall decreased compared with the same period of the previous year mainly because sales for the first quarter of the previous year were particularly high. For industrial equipment, sales of semiconductor lithography equipment increased significantly, compared with the same period of the previous year, thanks to favorable market conditions, and sales of network cameras increased steadily. Under these conditions, net sales for the first half of the year increased by 0.1% year on year to ¥1,967.1 billion. The gross profit ratio dropped by 2.3 points to 46.7% and gross profit decreased by 4.5% year on year to ¥919.2 billion due to mainly the fact that certain costs that were under operating expenses have been reclassified under cost of sales by adopting new accounting standards related to revenue recognitions. Operating expenses decreased by 6.5% year on year to ¥744.2 billion, thanks to continuous Group-wide cost down efforts and efforts to reduce spending as well as the impact of the aforementioned reclassification of figures as part of the adoption of new accounting standards. As a result, first-half operating profit increased by 4.8% to ¥175.0 billion. Other income (deductions) increased by ¥10.3 billion, mainly due to foreign currency exchange gains, while income before income taxes increased by 10.3% year on year to ¥195.9 billion and net income attributable to Canon Inc. increased by 8.5% to ¥134.8 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥124.83 for the first half, a year-on-year increase of ¥10.85.

(3)	Operating Results (continued)

Looking at Canon’s first-half performance by business unit, starting with the Office Business Unit, unit sales of office MFDs increased from the same period of the previous year, supported by such models as the newly launched next-generation A3 (12”x18”) color imageRUNNER ADVANCE C3500 series and, the imageRUNNER C3020 series, strategic models for emerging countries. In commercial printing, sales of the newly launched Océ-produced Colorado 1640, wide-format roll-to-roll printer, were solid. As for laser printers, sales increased compared with the same period of the previous year, supported by steady sales of new models that achieved low power consumption, compact body designs and high productivity, and steady sales of consumables. Under these conditions, sales for the combined first six months of the year totaled ¥935.4 billion, a year-on-year increase of 0.8%, while operating profit totaled ¥114.9 billion, a year-on-year increase of 3.2%.

Within the Imaging System Business Unit, unit sales volume of interchangeable-lens digital cameras decreased compared with the same period of the previous year, due to the gradually shrinking market. However, Canon maintained the top share in the overall interchangeable-lens digital camera market, mainly in the United States, Europe and Japan. Within this, as for mirrorless cameras, the newly launched EOS Kiss M, an entry-level model with shooting functions matching those of higher-level models, enjoyed strong demand. As for digital compact cameras, although unit sales decreased compared with the same period of the previous year amid the shrinking market, sales of such high-value-added models as the PowerShot G-series enjoyed solid demand. For inkjet printers, although demand was strong for refillable ink tank models and large format inkjet printers, overall unit sales decreased compared with the same period of the previous year due to a review of distribution channels. As a result, sales for the business unit totaled ¥482.3 billion, a year-on-year decrease of 8.1%, while operating profit totaled ¥59.5 billion, a year-on-year decrease of 23.5%.

Within the Medical System Business Unit, although Canon Medical Systems Corporation’s computed tomography (“CT”) products maintained the top share in the Japanese market and sales of the newly launched diagnostic ultrasound systems, Aplio i-series, equipped with proprietary high-resolution imaging technology, grew steadily mainly outside of Japan, sales for the first half decreased, mainly due to the fact that sales for the first quarter of the previous year were particularly high. As a result, sales for the business unit totaled ¥211.8 billion, a year-on-year decrease of 3.9%, while operating profit totaled ¥12.4 billion, a year-on-year increase of 23.6%, mainly thanks to a shift in sales strategy away from selling low profitability models to pursue improvements in profitability.

In the Industry and Others Business Unit, unit sales of semiconductor lithography equipment increased significantly from the same period of the previous year supported by active capital investment due to increasing demand for memory devices. Additionally, manufacturing equipment for Organic LED (“OLED”) panels enjoyed solid sales. As for network cameras, Axis enjoyed solid sales amid increasing market demand. Consequently, sales for the business unit totaled ¥388.8 billion, a year-on-year increase of 16.1%, while operating profit totaled ¥42.9 billion, a year-on-year increase of 96.3%.

(3)	Operating Results (continued)

Cash Flows

During the first half of 2018, cash flow from operating activities totaled ¥164.9 billion, a decrease of ¥144.3 billion compared with the same period of the previous year, owing to increase of working capital and payment of income taxes. Cash flow from investing activities decreased ¥18.1 billion a year-on-year to ¥89.7 billion as a result of a decrease in the amount of time deposits included in short-term investments. Accordingly, free cash flow totaled ¥75.1 billion, a decrease of ¥126.2 billion compared with the corresponding year-ago period.

Cash flow from financing activities recorded an outlay of ¥144.5 billion, mainly owing to the dividend payout, and the repayment of long-term debt.

Owing to these factors, as well as the impact from foreign currency translation adjustments, cash and cash equivalents decreased by ¥84.3 billion to ¥637.5 billion from the end of the previous year.

Non-GAAP Financial Measures

We have reported our financial results in accordance with U.S. GAAP. In addition, we have discussed our results using “free cash flow,” which is a non-GAAP measure.

We believe this measure, which takes into consideration the Company’s operating and investing activities, is beneficial to an investor’s understanding of Canon’s current liquidity and the alternatives of use in financing activities.

A reconciliation of this non-GAAP financial measure and the most directly comparable measures calculated and presented in accordance with U.S. GAAP are set forth on the following table.

Billions of yen
Six months ended June 30, 2018

Net cash provided by operating activities	164.9

Net cash used in investing activities	(89.7)

Free cash flow	75.1

(3)	Operating Results (continued)

Management Issues to be Addressed

No material changes or issues with respect to business operations and finances have occurred during the six months ended June 30, 2018.

Research and Development Expenditures

Canon’s research and development expenditures for the six months ended June 30, 2018 totaled ¥155.2 billion.

Property, Plant and Equipment

(1)	Major Property, Plant and Equipment

There were no significant changes to the status of existing major property, plant and equipment during the first half of 2018.

(2)	Prospect of Capital Investment in the first half of Fiscal 2018

There were no significant new constructions of property, plant and equipment, which were in progress as of December 31, 2017 and were completed during the six months ended June 30, 2018.

There were no significant changes in the plans relevant to the retirement of property, plant and equipment during the six months ended June 30, 2018. Moreover, there were no significant additional plans for new construction or retirement of property, plant and equipment during the six months ended June 30, 2018.

III . Company Information

(1)	Shares

Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of June 30, 2018

Total number of issued shares	1,333,763,464

Stock Acquisition Rights

The descriptions of the stock option plans as of June 30, 2018 are below.

The Stock Option Plan Approved on March 29, 2018

1. Grantees of share options

The Company’s 5 directors (excluding outside directors) and 28 executive officers.

2. Number of share options

The number of share options that the Board of Directors are authorized to issue is 740.

3. Number of shares acquired upon exercise of a share option

The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 74,000 common shares. However, in the case that the Company conducts a share split (including an allotment without consideration (musho-wariate) of shares of common stock of the Company; the same shall apply to all references to the share split herein) or share consolidation on and after the date of shareholders’ resolution adopting the proposal at the above-mentioned General Meeting of Shareholders (the “Resolution Date”), the number of shares acquired shall be adjusted in accordance with the following formula, rounding down any fraction of less than one share resulting from such adjustment.

Number of shares acquired after adjustment	=	Number of shares acquired before adjustment	×	Ratio of share split or share consolidation

In addition to the above, in any event that makes it necessary to adjust the number of shares acquired, including a merger and company split, on and after the Resolution Date, the Company may make appropriate adjustment to the Number of Shares Acquired within a reasonable range.

4. Cash payment for share options (yen)

The cash payment required for each stock acquisition right shall be ¥1 per share to be acquired upon exercise of each stock acquisition right, multiplied by the number of shares acquired.

5. Period during which share options are exercisable

The exercise period of stock acquisition rights shall be determined by the Board of Directors, but shall not exceed 30 years from the day immediately following the allotment date of stock acquisition rights.

6. Issue price and amount of increased stated capital (yen)

The issue price and amount of increased stated capital per share is ¥2,949 and ¥1,475, respectively. The issue price is total amount of the exercise price of each stock acquisition (¥1 per share) and the fair value of the stock acquisition rights at the allotment date (¥2,948 per share). In addition, the amount of capital to be increased due to the issuance of shares upon exercise of the stock acquisition rights shall be a half of the maximum amount of capital increase, etc, which is calculated in accordance with Article 17, Paragraph 1 of the Ordinance on Company Accounting, and any fraction less than ¥1 arising therefrom shall be rounded up to the nearest ¥1.

7. Other conditions for exercise of share options

(i)  Those to whom stock acquisition rights are allotted (the “Holder(s)”) shall be entitled to exercise all the stock acquisition rights together within 10 days (in case the last day is not a business day, the following business day) from the day immediately following the day when they cease to hold any position as a director or an executive officer of the Company.

(ii)  In the event that the Company recognizes any violation of laws and regulations, misconduct of the duties, act conflicting with the duty of due care or duty of loyalty, or any other act equivalent thereto of the Holder, the Company may limit, subject to a resolution by the Board of Directors of the Company, the number of offered stock acquisition rights that may be exercised by such Holder.

8. Restriction on acquisition of share options by transfer

An acquisition of share options by way of transfer requires the approval of the Board of Directors.

Exercise status of bonds with share subscription rights containing an adjustable exercise price clause

Not applicable.

Rights Plan

Not applicable.

Change in Issued Shares, Common Stock and Additional Paid in Capital

	Change during this term	As of June 30, 2018

Issued Shares (Number of shares)	-	1,333,763,464

Common Stock (Millions of yen)	-	174,762

Additional Paid-in Capital (Millions of yen)	-	306,288

Major Shareholders

	As of June 30, 2018
	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued
The Master Trust Bank of Japan, Ltd. (Trust Account)	82,307,100	6.17%
Japan Trustee Services Bank, Ltd. (Trust Account)	54,559,000	4.09%
The Dai-Ichi Life Insurance Company, Limited	28,685,980	2.15%
Barclays Securities Japan Limited	26,000,000	1.95%
Moxley and Co. LLC	23,812,848	1.79%
Mizuho Bank, Ltd.	22,558,173	1.69%
Japan Trustee Services Bank, Ltd. (Trust Account 5)	20,723,200	1.55%
State Street Bank West Client – Treaty 505234	20,465,863	1.53%
Sompo Japan Nipponkoa Insurance Inc.	17,439,987	1.31%
OBAYASHI CORPORATION	16,527,607	1.24%

Total	313,079,758	23.47%

Notes:

1: Apart from the above shares, The Dai-Ichi Life Insurance Company, Limited held 6,180,000 shares contributed to a trust fund for its retirement and severance plans.

2: Moxley and Co. LLC is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts).

3: Apart from the above shares, Mizuho Bank, Ltd., held 9,057,000 shares contributed to a trust fund for its retirement and severance plans.

4: Apart from the above shares, the Company owns 254,010,388 shares (19.04% of total issued shares) of treasury stock.

(1)	Shares (continued)

Voting Rights

	As of June 30, 2018

Classification	Number of shares (shares)	Number of voting rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 254,010,300	-

Shares with full voting rights (Others)	1,078,363,000	10,783,630

Fractional unit shares (Note)	1,390,164	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	10,783,630

Note:

In “Fractional unit shares” under “Number of shares,” 88 shares of treasury stock are included.

Treasury Stock, etc.

	Number of shares owned (Number of shares)	Number of shares owned / Number of shares issued

Canon Inc.	254,010,300	19.04%

Total	254,010,300	19.04%

(2)	Directors and Executive Officers

There were no changes in members of directors and auditors between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2017 and the end of this quarter.

Change in functions of director is below:

Toshizo Tanaka	(Executive Vice President & CFO: Group Executive of Finance & Accounting Headquarters, Group Executive of Public Affairs Headquarters, Group Executive of Facilities Management Headquarters)

There were no changes in members of executive officers between the filing date of the Annual Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2017 and the end of this quarter.

Changes in functions of executive officers are below:

Aitake Wakiya	(Managing Executive Officer: Executive Vice President of Canon Europe Ltd.)

Ryuichi Ebinuma	(Managing Executive Officer: Group Executive of Corporate Planning Headquarters)

Yuichi Ishizuka	(Managing Executive Officer: President of Canon Europa N.V., President of Canon Europe Ltd.)

Kazuto Ogawa	(Managing Executive Officer: President of Canon U.S.A., Inc.)

Katsumi Iijima	(Managing Executive Officer: Group Executive of Digital Business Platform Development Headquarters)

Nobutoshi Mizusawa	(Executive Officer: Deputy Chief Executive of Medical Systems Operations)

Yoichi Iwabuchi	(Executive Officer: Group Executive of Information & Communication Systems Headquarters)

Akiko Tanaka	(Executive Officer: Deputy Group Executive of Corporate Planning Headquarters, President of Canon BioMedical, Inc.)

Hisahiro Minokawa	(Executive Officer: Group Executive of Human Resources Management & Organization Headquarters)

Minoru Asada	(Executive Officer: Deputy Group Executive of Finance & Accounting Headquarters)

Kazuhiko Nagashima	(Executive Officer: Deputy Group Executive of Finance & Accounting Headquarters)

Masaki Omori	(Executive Officer: Deputy Group Executive of Production Engineering Headquarters)

The Number of Directors and Executive Officers by Gender

Males: 46, Females: 2 (Females account for 4.2% of the total.)

Based on the number of Directors and Executive Officers as of June 30, 2018.

IV . Financial Statements (Unaudited)

(1)	Consolidated Financial Statements

Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	Millions of yen
	June 30, 2018	December 31, 2017

Assets

Current assets:
Cash and cash equivalents (Notes 15 and 16)	637,498	721,814
Short-term investments (Notes 2 and 15)	1,860	1,965
Trade receivables, net (Note 3)	588,793	650,872
Inventories (Note 4)	599,385	570,033
Prepaid expenses and other current assets (Notes 10,12 and 16)	317,407	287,965

Total current assets	2,144,943	2,232,649

Noncurrent receivables (Note 13)	19,072	35,444
Investments (Notes 2 and 15)	49,697	48,320
Property, plant and equipment, net (Note 5)	1,103,064	1,126,620
Intangible assets, net	400,723	420,972
Goodwill	902,102	936,722
Other assets (Note 16)	392,337	397,564

Total assets	5,011,938	5,198,291

CANON INC. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

	Millions of yen
	June 30, 2018	December 31, 2017

Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt (Note 14)	39,098	39,328
Trade payables (Note 6)	387,354	380,654
Accrued income taxes	52,883	77,501
Accrued expenses (Note 13)	313,200	330,188
Other current liabilities (Notes 10 and 12)	264,584	281,809

Total current liabilities	1,057,119	1,109,480

Long-term debt, excluding current instalments (Notes 7 and 14)	443,672	493,238
Accrued pension and severance cost	344,993	365,582
Other noncurrent liabilities	113,897	133,816

Total liabilities	1,959,681	2,102,116

Commitments and contingent liabilities (Note 13)

Equity:
Canon Inc. shareholders’ equity (Note 8):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	401,612	401,386
Legal reserve	67,098	66,879
Retained earnings	3,477,334	3,429,312
Accumulated other comprehensive income (loss) (Note 9)	(234,643)	(143,228)
Treasury stock, at cost	(1,058,492)	(1,058,481)
(Number of shares)	(254,010,388)	(254,007,681)

Total Canon Inc. shareholders’ equity	2,827,671	2,870,630
Noncontrolling interests (Note 8)	224,586	225,545

Total equity (Note 8)	3,052,257	3,096,175

Total liabilities and equity	5,011,938	5,198,291

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Six months ended June 30, 2018	Six months ended June 30, 2017

Net sales (Note 10):
Products and Equipment	1,587,757	1,696,076
Services	379,342	269,158

	1,967,099	1,965,234

Cost of sales (Note 10):
Products and Equipment	868,616	894,818
Services	179,238	107,600

	1,047,854	1,002,418

Gross profit	919,245	962,816

Operating expenses:
Selling, general and administrative expenses (Notes 10 and 16)	589,045	632,373
Research and development expenses	155,154	163,421

	744,199	795,794

Operating profit	175,046	167,022

Other income (deductions):
Interest and dividend income	3,495	2,965
Interest expense	(414)	(353)
Other, net (Notes 2,9,12 and 16)	17,753	7,932

	20,834	10,544

Income before income taxes	195,880	177,566

Income taxes	54,832	48,048

Consolidated net income	141,048	129,518

Less: Net income attributable to noncontrolling interests	6,265	5,249

Net income attributable to Canon Inc.	134,783	124,269

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 11):
Basic	124.83	113.98
Diluted	124.82	113.98
Cash dividends per share	80.00	75.00

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Comprehensive Income

	Millions of yen
	Six months ended June 30, 2018	Six months ended June 30, 2017

Consolidated net income	141,048	129,518
Other comprehensive income (loss), net of tax (Note 9):
Foreign currency translation adjustments	(90,635)	(2,604)
Net unrealized gains and losses on securities	(141)	(591)
Net gains and losses on derivative instruments	(370)	1,707
Pension liability adjustments	(219)	20

	(91,365)	(1,468)

Comprehensive income (loss) (Note 8)	49,683	128,050
Less: Comprehensive income (loss) attributable to noncontrolling interests	972	5,964

Comprehensive income (loss) attributable to Canon Inc.	48,711	122,086

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Income

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2017

Net sales (Note 10):
Products and Equipment	813,591	852,012
Services	192,796	140,461

	1,006,387	992,473

Cost of sales (Note 10):
Products and Equipment	436,813	439,739
Services	95,023	57,727

	531,836	497,466

Gross profit	474,551	495,007

Operating expenses:
Selling, general and administrative expenses (Notes 10 and 16)	300,354	319,848
Research and development expenses	76,234	81,327

	376,588	401,175

Operating profit	97,963	93,832

Other income (deductions):
Interest and dividend income	1,543	1,686
Interest expense	(157)	(105)
Other, net (Notes 2,9,12 and 16)	10,772	4,143

	12,158	5,724

Income before income taxes	110,121	99,556

Income taxes	28,890	27,739

Consolidated net income	81,231	71,817

Less: Net income attributable to noncontrolling interests	3,561	2,637

Net income attributable to Canon Inc.	77,670	69,180

	Yen	Yen
Net income attributable to Canon Inc. shareholders per share (Note 11):
Basic	71.93	63.53
Diluted	71.93	63.53
Cash dividends per share	80.00	75.00

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Income and Consolidated Statements of Comprehensive Income

Consolidated Statements of Comprehensive Income

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2017

Consolidated net income	81,231	71,817
Other comprehensive income (loss), net of tax (Note 9):
Foreign currency translation adjustments	7,773	41,490
Net unrealized gains and losses on securities	(141)	(931)
Net gains and losses on derivative instruments	(1,635)	(1,166)
Pension liability adjustments	(464)	(511)

	5,533	38,882

Comprehensive income (loss) (Note 8)	86,764	110,699
Less: Comprehensive income (loss) attributable to noncontrolling interests	2,133	4,779

Comprehensive income (loss) attributable to Canon Inc.	84,631	105,920

CANON INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Millions of yen
	Six months ended June 30, 2018	Six months ended June 30, 2017
Cash flows from operating activities:
Consolidated net income	141,048	129,518
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	121,542	126,615
Loss on disposal of fixed assets	1,978	1,670
Deferred income taxes	(9,328)	(8,150)
Decrease in trade receivables	9,751	58,105
Increase in inventories	(48,007)	(36,543)
Increase in trade payables	9,951	20,974
Increase (decrease) in accrued income taxes	(23,906)	21,164
Decrease in accrued expenses	(6,950)	(22,227)
Increase (decrease) in accrued (prepaid) pension and severance cost	(12,623)	1,189
Other, net	(18,603)	16,791

Net cash provided by operating activities	164,853	309,106

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(95,333)	(94,835)
Proceeds from sale of fixed assets (Note 5)	8,324	3,105
Purchases of securities	(835)	-
Proceeds from sale and maturity of securities	925	558
Decrease (increase) in time deposits, net	550	(13,959)
Acquisitions of businesses, net of cash acquired	(2,635)	(5,598)
Purchases of other investments	(678)	(250)
Other, net	(63)	3,141

Net cash used in investing activities	(89,745)	(107,838)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	110	1,158
Repayments of long-term debt (Note 7)	(53,055)	(2,819)
Increase in short-term loans, net	2,106	2,278
Dividends paid	(91,779)	(81,905)
Repurchases and reissuance of treasury stock, net	(11)	(50,012)
Other, net	(1,847)	(3,815)

Net cash used in financing activities	(144,476)	(135,115)

Effect of exchange rate changes on cash and cash equivalents	(14,948)	(2,520)

Net change in cash and cash equivalents	(84,316)	63,633
Cash and cash equivalents at beginning of period	721,814	630,193

Cash and cash equivalents at end of period	637,498	693,826

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	444	552
Income taxes	80,978	35,355

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(1)	Basis of Presentation and Significant Accounting Policies

(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. GAAP and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s quarterly consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted.

The number of consolidated subsidiaries and affiliated companies that were accounted for by the equity method as of June 30, 2018 and December 31, 2017 are summarized as follows:

	June 30, 2018	December 31, 2017
Consolidated subsidiaries	379	376
Affiliated companies	8	7

Total	387	383

(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries. All significant intercompany balances and transactions have been eliminated.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

(c)	Recent Accounting Guidance

Recently adopted accounting guidance

In May 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) Section C – Background Information and Basis for Conclusions, which is a new accounting standard related to revenue from contracts with customers, as amended. (Accounting Standards Codification (“ASC”) 606) This standard requires an entity to recognize revenue when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Canon adopted this standard from the quarter beginning January 1, 2018 with modified retrospective method of adoption to contracts that were not completed as of the adoption. The cumulative-effects to the retained earnings and the impact on the consolidated result of operations for the six and three months ended June 30, 2018 from the adoption of this standard were not material. For further information, please refer to Note 10.

In January 2016, the FASB issued ASU No. 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which is an amendment which addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. This guidance includes the requirement that equity investments that do not result in consolidation and are not accounted for under the equity method be measured at fair value with changes in the fair value recognized in net income. Canon adopted this standard from the quarter beginning January 1, 2018, and Canon recognized a cumulative-effect adjustment to retained earnings of ¥5,343 million as of January 1, 2018 for the after-tax unrealized gains of available-for-sale equity securities previously recognized in accumulated other comprehensive income.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740): Intra-entity Transfers of Assets other than Inventory, which requires an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs. Consequently, the amendments in this guidance eliminate the exception for an intra-entity transfer of an asset other than inventory. Two common examples of assets included in the scope of this guidance are intellectual property and property, plant, and equipment. The amendments in this guidance should be applied on a modified retrospective basis through a cumulative effect adjustment directly to retained earnings as of the beginning of the period of adoption. Canon adopted this standard from the quarter beginning January 1, 2018. The adoption of this guidance did not have a material impact on its consolidated results of operation and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(1)	Basis of Presentation and Significant Accounting Policies (continued)

In March 2017, the FASB issued ASU No. 2017-07, Compensation – Retirement Benefits (Topic 715): Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost, which requires an entity to disaggregate the service cost component from the other components of net benefit cost and present it in the same line item or items as other compensation costs arising from services rendered by the pertinent employees during the period. The other components of net benefit cost are required to be presented separately from the service cost component, such as in other income (deductions) in the income statement. The amendments also allow only the service cost component to be eligible for capitalization (for example, as a cost of internally manufactured inventory). The amendments are to be applied retrospectively for the presentation of the service cost component and the other components of net benefit cost, and prospectively for the capitalization of the service cost component of net benefit cost. Canon adopted this guidance from the quarter beginning January 1, 2018. The adoption of the new presentation requirement of the service cost component and the other components of net benefit cost resulted in reclassification of ¥1,080 million from cost of sales, ¥2,214 million from selling, general and administrative expenses and ¥1,668 million from research and development expenses into other income (deductions) for the six months ended June 30, 2017, and reclassification of ¥545 million from cost of sales, ¥1,107 million from selling, general and administrative expenses and ¥835 million from research and development expenses into other income (deductions) for the three months ended June 30, 2017, respectively. Please refer to Note 16 for additional information. The adoption of the capitalization of the service cost component of net benefit cost did not have a material impact on its consolidated results of operations and financial condition.

Recently issued accounting guidance not yet adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) Section A – Leases: Amendments to the FASB Accounting Standards Codification, which requires lessees to recognize most leases on their balance sheets but recognize expenses on their income statements in a manner similar to current guidance. For lessors, the guidance modifies the classification criteria and the accounting for sales-type and direct financing leases. The new guidance is required to be applied with a modified retrospective approach. The guidance is effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Canon currently plans to adopt the guidance from the quarter beginning after January 1, 2019. The adoption of the guidance is expected to have an impact on its consolidated balance sheet by recognizing right-of-use assets and lease liabilities for non-cancelable operating leases. Canon is currently evaluating the effect that the adoption of the guidance will have on its consolidated results of operations and financial condition.

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities, which amends existing guidance to simplify the application of the hedge accounting in certain situations and enable an entity to better portray the economic results of an entity’s risk management activities in its financial statements. This guidance eliminates the requirement to separately measure and report hedge ineffectiveness, and requires an entity to present the earnings effect of the hedging instrument in the same income statement line item which the earnings effect of the hedged item is reported. This guidance is effective for annual reporting periods beginning after December 15, 2018, and early adoption is permitted. Canon is currently evaluating the adoption date and the effect that the adoption of this guidance will have on its consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale debt securities included in investments by major security type at June 30, 2018 and December 31, 2017 are as follows:

	Millions of yen
	June 30, 2018
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value

Current:
Corporate bonds	1,679	-	-	1,679

	1,679	-	-	1,679

	Millions of yen
	December 31, 2017
	Cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value

Current:
Corporate bonds	1,222	-	-	1,222

	1,222	-	-	1,222

Noncurrent:
Government bonds	305	-	16	289
Corporate bonds	640	182	-	822

	945	182	16	1,111

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(2)	Investments (continued)

Maturities of available-for-sale debt securities included in investments in the accompanying consolidated balance sheets are as follows at June 30, 2018:

	Millions of yen
	Cost	Fair value
Due within one year	1,679	1,679

	1,679	1,679

Realized gains and losses related to debt securities are determined using the average cost method and are reflected in earnings. The unrealized and realized gains and losses were not significant for the six months ended June 30, 2018 and 2017, respectively.

The portion of unrealized and realized gains and losses related to equity securities for the six months and three months ended June 30, 2018 are as follows:

	Millions of yen
	Six months ended June 30, 2018	Three months ended June 30, 2018
Net gains and losses recognized during the period on equity securities	2,384	1,834
Less: Net gains and losses recognized during the period on equity securities sold during the period	572	423

Unrealized gains and losses recognized during the period on equity securities still held at June 30, 2018	1,812	1,411

Aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥3,760 million at December 31, 2017.

From the quarter beginning January 1, 2018, Canon measures non-marketable equity securities without readily determinable fair value at cost, minus impairment, if any, plus or minus changes resulting from observables price changes in orderly transactions for the identical or a similar investment of the same issuer. The carrying amount of these investments totaled ¥4,019 million at June 30, 2018. Canon did not recognize any impairment or other adjustments during the six months ended June 30, 2018.

Time deposits with original maturities of more than three months are ¥181 million and ¥743 million at June 30, 2018 and December 31, 2017, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	June 30, 2018	December 31, 2017

Notes	44,311	37,077
Accounts	557,418	627,173
Less allowance for doubtful receivables	(12,936)	(13,378)

	588,793	650,872

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	June 30, 2018	December 31, 2017

Finished goods	382,624	377,632
Work in process	167,431	144,251
Raw materials	49,330	48,150

	599,385	570,033

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	June 30, 2018	December 31, 2017

Land	272,698	274,551
Buildings	1,626,274	1,638,202
Machinery and equipment	1,789,125	1,804,982
Construction in progress	55,240	46,940

	3,743,337	3,764,675
Less accumulated depreciation	(2,640,273)	(2,638,055)

	1,103,064	1,126,620

Fixed assets presented in the consolidated statements of cash flows includes property, plant and equipment and intangible assets.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(6)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	June 30, 2018	December 31, 2017

Notes	79,691	81,002
Accounts	307,663	299,652

	387,354	380,654

(7)	Long-Term Debt

Canon has revolving credit facilities expiring in December 2021. Canon prepaid ¥50,000 million of the loan with cash flows generated during the first half of 2018. The outstanding loans under the credit facilities are ¥440,000 million at a floating interest of 0.06% and Canon has no unused credit facilities as of June 30, 2018.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. shareholders and equity attributable to noncontrolling interests in the consolidated balance sheets for the six months ended June 30, 2018 and 2017 are as follows:

	Millions of yen

	Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2017	2,870,630	225,545	3,096,175

Cumulative effects of accounting standard update —adoption of ASU No. 2014-09*	(106)	(76)	(182)
Cumulative effects of accounting standard update —adoption of ASU No. 2016-01*	-	-	-
Dividends to Canon Inc. shareholders	(91,779)	-	(91,779)
Dividends to noncontrolling interests	-	(3,212)	(3,212)
Equity transactions with noncontrolling interests and other	226	1,357	1,583

Comprehensive income:
Net income	134,783	6,265	141,048
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(85,334)	(5,301)	(90,635)
Net unrealized gains and losses on securities	(141)	-	(141)
Net gains and losses on derivative instruments	(366)	(4)	(370)
Pension liability adjustments	(231)	12	(219)

Total comprehensive income (loss)	48,711	972	49,683

Repurchases and reissuance of treasury stock	(11)	-	(11)

Balance at June 30, 2018	2,827,671	224,586	3,052,257

* Represents the impact of adopting the new accounting standard related to the revenue recognition and financial instruments. Please refer to Note 1(c) and Note 9 for more detailed information.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(8)	Equity (continued)

	Millions of yen

	Canon Inc. shareholders’ equity	Noncontrolling interests	Total equity

Balance at December 31, 2016	2,783,129	211,493	2,994,622

Dividends to Canon Inc. shareholders	(81,905)	-	(81,905)
Dividends to noncontrolling interests	-	(2,813)	(2,813)
Equity transactions with noncontrolling interests and other	(1)	1	0

Comprehensive income:
Net income	124,269	5,249	129,518
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(3,507)	903	(2,604)
Net unrealized gains and losses on securities	(620)	29	(591)
Net gains and losses on derivative instruments	1,689	18	1,707
Pension liability adjustments	255	(235)	20

Total comprehensive income (loss)	122,086	5,964	128,050

Repurchases and reissuance of treasury stock	(48,167)	-	(48,167)

Balance at June 30, 2017	2,775,142	214,645	2,989,787

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the six months ended June 30, 2018 and 2017 are as follows:

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2017	30,208	5,484	(180)	(178,740)	(143,228)
Cumulative effects of accounting standard update—adoption of ASU No. 2016-01*	-	(5,343)	-	-	(5,343)
Other comprehensive income (loss) before reclassifications	(85,334)	-	198	(1,198)	(86,334)
Amounts reclassified from accumulated other comprehensive income (loss)	-	(141)	(564)	967	262

Net change during the period	(85,334)	(5,484)	(366)	(231)	(91,415)

Balance at June 30, 2018	(55,126)	-	(546)	(178,971)	(234,643)

* Represents the impact of adopting the new accounting standard related to financial instruments. Please refer to Note 1(c) for more detailed information.

	Millions of yen
	Foreign currency translation adjustments	Unrealized gains and losses on securities	Gains and losses on derivative instruments	Pension liability adjustments	Total
Balance at December 31, 2016	(13,960)	15,251	(2,742)	(198,430)	(199,881)
Other comprehensive income (loss) before reclassifications	(3,491)	(422)	(533)	(1,390)	(5,836)
Amounts reclassified from accumulated other comprehensive income (loss)	(16)	(198)	2,222	1,645	3,653

Net change during the period	(3,507)	(620)	1,689	255	(2,183)

Balance at June 30, 2017	(17,467)	14,631	(1,053)	(198,175)	(202,064)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the six months ended June 30, 2018 and 2017 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *
	Six months ended June 30, 2018	Six months ended June 30, 2017	Affected line items in consolidated statements of income
Foreign currency translation adjustments	-	(39)	Other, net
	-	12	Income taxes

	-	(27)	Consolidated net income
	-	11	Net income attributable to noncontrolling interests

	-	(16)	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	(178)	(491)	Other, net
	37	152	Income taxes

	(141)	(339)	Consolidated net income
	-	141	Net income attributable to noncontrolling interests

	(141)	(198)	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	(778)	3,161	Other, net
	223	(916)	Income taxes

	(555)	2,245	Consolidated net income
	(9)	(23)	Net income attributable to noncontrolling interests

	(564)	2,222	Net income attributable to Canon Inc.

Pension liability adjustments	1,231	2,257	Other, net
	(205)	(558)	Income taxes

	1,026	1,699	Consolidated net income
	(59)	(54)	Net income attributable to noncontrolling interests

	967	1,645	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	262	3,653

* Amounts in parentheses indicate gains in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(9)	Other Comprehensive Income (Loss) (continued)

Reclassifications out of accumulated other comprehensive income (loss) for the three months ended June 30, 2018 and 2017 are as follows:

	Millions of yen
	Amount reclassified from accumulated other comprehensive income (loss) *
	Three months ended June 30, 2018	Three months ended June 30, 2017	Affected line items in consolidated statements of income
Foreign currency translation adjustments	-	(39)	Other, net
	-	12	Income taxes

	-	(27)	Consolidated net income
	-	11	Net income attributable to noncontrolling interests

	-	(16)	Net income attributable to Canon Inc.

Unrealized gains and losses on securities	(178)	-	Other, net
	37	-	Income taxes

	(141)	-	Consolidated net income
	-	-	Net income attributable to noncontrolling interests

	(141)	-	Net income attributable to Canon Inc.

Gains and losses on derivative instruments	(950)	(159)	Other, net
	282	78	Income taxes

	(668)	(81)	Consolidated net income
	(11)	(6)	Net income attributable to noncontrolling interests

	(679)	(87)	Net income attributable to Canon Inc.

Pension liability adjustments	894	1,029	Other, net
	(158)	(254)	Income taxes

	736	775	Consolidated net income
	(29)	(26)	Net income attributable to noncontrolling interests

	707	749	Net income attributable to Canon Inc.

Total amount reclassified, net of tax and noncontrolling interests	(113)	646

* Amounts in parentheses indicate gains in consolidated statements of income.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Revenue

Canon generates revenue principally through the sale of office, imaging system and medical system products, industrial equipment, supplies and related services under separate contractual arrangements. Revenue is recognized when, or as, control of promised goods or services transfers to customers in an amount that reflects the consideration to which Canon expects to be entitled in exchange for transferring these goods or services.

Revenue from sales of office products, such as office MFDs and laser printers, and imaging system products, such as digital cameras and inkjet printers, is recognized upon shipment or delivery, depending upon when the customer obtains controls of these products.

Revenue from sales of equipment that are sold with customer acceptance provisions related to their functionality including optical equipment such as semiconductor lithography equipment and FPD lithography equipment, and certain medical equipment such as computed tomography and magnetic resonance imaging, is recognized when the equipment is installed at the customer site and the agreed-upon specifications are objectively satisfied.

Most of Canon’s service revenues are generated from maintenance services for office products which the customer typically pays a variable amount based on usage, a stated fixed fee or a stated base fee plus a variable amount, and for certain medical system products with a stated fixed fee. Canon recognizes revenue from maintenance service contract on overtime basis as it satisfies the underlying performance obligation. The majority of maintenance service arrangements for office products are executed in combination with related products. Transaction prices for products and maintenance services need to be allocated to each performance obligation on a relative standalone selling price basis where significant judgements are required. Canon estimates the standalone selling price using a range of prices that would meet the allocation objective based on all information that is reasonably available including market conditions and other observable inputs. If transaction prices of the product or service contracts are not within the acceptable range then the revenue is subject to allocation based on the estimated standalone selling prices.

The transaction prices that Canon is entitled to receive in exchange for transferring goods or services to the customer include certain forms of variable consideration, including product discounts, customer promotions and volume-based rebates mainly for imaging system products, which are sold predominantly through distributors and retailers. Canon includes estimated amounts in the transaction price only to the extent it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Variable considerations are estimated based upon historical trends and other known factors at the time of sale, and are subsequently adjusted in each period based on current information.

Canon records amounts received in advance from customers in excess of revenue recognized primarily for optical equipment and maintenance services as deferred revenue until the performance obligation for distinct goods or services are satisfied. Deferred revenue at June 30, 2018 and December 31, 2017 were ¥119,940 million and ¥125,965 million, respectively, and are included in other current liabilities in the accompanying consolidated balance sheets. Revenue recognized for the six months ended June 30, 2018, which had been included in the deferred revenue balance at December 31, 2017, was ¥91,884 million.

Performance obligations that are unsatisfied or partially unsatisfied at June 30, 2018 primarily relate to maintenance service contracts for the office and medical system products. The original contract periods of these contracts range primarily from one to six years.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(10)	Revenue (continued)

Taxes collected from customers and remitted to governmental authorities are excluded from revenues in the consolidated statements of income.

Canon recognized contract assets primarily for unbilled receivables arising from maintenance services for office products totalled to ¥42,915 million at the adoption date and included in prepaid expenses and other current assets in the consolidated balance sheet with an offsetting impact to trade receivables. Contract assets at June 30, 2018 were ¥47,720 million.

Canon has started separating revenues and cost of sales into products and services in the consolidated statements of income starting from the quarter beginning January 1, 2018, including prior period’s presentation. The adoption of the new revenue standard required the reconsideration of the scope of performance obligations related to product maintenance services, which has resulted in a change in classification of revenues between the products and service revenues. Maintenance service revenues, which were historically allocated into products revenues and service revenues, are currently accounted for as a single performance obligation and are classified as service revenues. The reconsideration of the scope of performance obligations did not materially affect the timing of revenue recognition. Canon has also, reclassified certain expenses related to service revenues from operating expenses to cost of sales in the accompanying consolidated statement of income. The amount reclassified for the six months and three months ended June 30, 2018 were ¥57,487 million and ¥28,188 million, respectively.

Disaggregated revenue by business unit, product and geographic area are described in Note 17.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(11)	Net Income Attributable to Canon Inc. Shareholders per Share

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the six months ended June 30, 2018 and 2017 are as follows:

	Millions of yen
	Six months ended June 30, 2018	Six months ended June 30, 2017
Net income attributable to Canon Inc.	134,783	124,269

	Number of shares
	Six months ended June 30, 2018	Six months ended June 30, 2017
Average common shares outstanding	1,079,754,262	1,090,308,987
Effect of dilutive securities:
Stock options	24,660	-

Diluted common shares outstanding	1,079,778,922	1,090,308,987

	Yen
	Six months ended June 30, 2018	Six months ended June 30, 2017
Net income attributable to Canon Inc. shareholders per share:
Basic	124.83	113.98
Diluted	124.82	113.98

Reconciliations of the numerators and denominators of basic and diluted net income attributable to Canon Inc. shareholders per share computations for the three months ended June 30, 2018 and 2017 are as follows:

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2017
Net income attributable to Canon Inc.	77,670	69,180

	Number of shares
	Three months ended June 30, 2018	Three months ended June 30, 2017
Average common shares outstanding	1,079,753,642	1,088,989,877
Effect of dilutive securities:
Stock options	49,320	-

Diluted common shares outstanding	1,079,802,962	1,088,989,877

	Yen
	Three months ended June 30, 2018	Three months ended June 30, 2017
Net income attributable to Canon Inc. shareholders per share:
Basic	71.93	63.53
Diluted	71.93	63.53

The computation of diluted net income attributable to Canon Inc. shareholders per share for the six and three months ended June 30, 2017 excludes outstanding stock options because the effect would be anti-dilutive.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations. Most of the counterparties are internationally recognized financial institutions and selected by Canon taking into account their financial condition, and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage certain foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables that are denominated in foreign currencies. In accordance with Canon’s policy, a specific portion of foreign currency exposure resulting from forecasted intercompany sales is hedged using foreign exchange contracts which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments designated as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period as the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of June 30, 2018 are expected to be recognized in earnings over the next twelve months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities (continued)

Contract amounts of foreign exchange contracts at June 30, 2018 and December 31, 2017 are set forth below:

	Millions of yen
	June 30, 2018	December 31, 2017
To sell foreign currencies	334,074	272,563
To buy foreign currencies	45,702	46,168

Fair value of derivative instruments in the consolidated balance sheets

The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheets at June 30, 2018 and December 31, 2017.

Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2018	December 31, 2017
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	52	255
Liabilities:
Foreign exchange contracts	Other current liabilities	267	367

Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet location	Fair value
		June 30, 2018	December 31, 2017
Assets:
Foreign exchange contracts	Prepaid expenses and other current assets	1,756	289

Liabilities:
Foreign exchange contracts	Other current liabilities	1,030	2,892

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income

The following tables present the effect of Canon’s derivative instruments in the consolidated statements of income for the six and three months ended June 30, 2018 and 2017.

Derivatives in cash flow hedging relationships

	Millions of yen
Six months ended June 30, 2018	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	278	Other, net	778	Other, net	(328)

	Millions of yen
Six months ended June 30, 2017	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(740)	Other, net	(3,161)	Other, net	(173)

	Millions of yen
Three months ended June 30, 2018	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(1,375)	Other, net	950	Other, net	(246)

	Millions of yen
Three months ended June 30, 2017	Gain (loss) recognized in OCI (effective portion)	Gain (loss) reclassified from accumulated OCI into income (effective portion)		Gain (loss) recognized in income (ineffective portion and amount excluded from effectiveness testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(1,573)	Other, net	159	Other, net	(55)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(12)	Derivatives and Hedging Activities (continued)

Effect of derivative instruments in the consolidated statements of income (continued)

Derivatives not designated as hedging instruments

	Millions of yen
Six months ended June 30, 2018	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	6,268

	Millions of yen
Six months ended June 30, 2017	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(1,431)

	Millions of yen
Three months ended June 30, 2018	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(908)

	Millions of yen
Three months ended June 30, 2017	Gain (loss) recognized in income on derivative
	Location	Amount
Foreign exchange contracts	Other, net	(5,812)

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Commitments and Contingent Liabilities

Commitments

As of June 30, 2018, commitments outstanding for the purchase of property, plant and equipment approximated ¥51,123 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥124,457 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥13,057 million and ¥13,740 million at June 30, 2018 and December 31, 2017, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥24,668 million (within one year) and ¥79,911 million (after one year), at June 30, 2018.

Guarantees

Canon provides guarantees for its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees for affiliates and other companies are made for their lease obligations and bank loans to ensure that those companies operate with less financial risk.

Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract terms. The contract terms are 1 year to 30 years in case of employees with housing loans, and 1 year to 7 years in case of affiliates and other companies with lease obligations and bank loans. The maximum amount of undiscounted payments Canon would have had to make in the event of default is ¥5,146 million at June 30, 2018. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2018 were not significant.

Canon also offers assurance-type warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the six months ended June 30, 2018 and 2017 are summarized as follows:

Six months ended June 30, 2018

Millions of yen
Balance at December 31, 2017	17,452
Addition	13,828
Utilization	(9,776)
Other	(2,069)

Balance at June 30, 2018	19,435

Six months ended June 30, 2017

Millions of yen
Balance at December 31, 2016	13,168
Addition	9,169
Utilization	(7,357)
Other	(1,212)

Balance at June 30, 2017	13,768

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(13)	Commitments and Contingent Liabilities (continued)

Legal proceedings

Canon is involved in various claims and legal actions arising in the ordinary course of business. Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, although litigation is inherently unpredictable, Canon believes that any damage amounts claimed in outstanding matters are not a meaningful indicator of Canon’s potential liability. In the opinion of management, any reasonably possible range of losses from outstanding matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(14)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

Fair value of financial instruments

The estimated fair values of Canon’s financial instruments at June 30, 2018 and December 31, 2017 are set forth below. The following summary excludes cash and cash equivalents, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses for which fair values approximate their carrying amounts. The summary also excludes investments and derivative instruments which are disclosed in Note 2 and Note15, and Note12, respectively.

	Millions of yen
	June 30, 2018		December 31, 2017
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(447,359)	(447,343)	(499,168)	(499,126)

The following methods and assumptions are used to estimate the fair value in the above table.

Long-term debt

Canon’s long-term debt instruments are classified as Level 2 instruments and valued based on the present value of future cash flows associated with each instrument discounted using current market borrowing rates for similar debt instruments of comparable maturity. The levels are more fully described in Note 15.

Limitations of fair value estimates

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At June 30, 2018 and December 31, 2017, one customer accounted for approximately 12% and 8% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy that prioritizes the inputs used to measure fair value is as follows:

Level 1 -	Inputs are quoted prices in active markets for identical assets or liabilities.
Level 2 -

Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 -

Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

Assets and liabilities measured at fair value on a recurring basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy at June 30, 2018 and December 31, 2017.

	Millions of yen
	June 30, 2018
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	40,500	-	40,500
Available-for-sale (current):
Corporate bonds	1,679	-	-	1,679
Fund trusts and others	1,062	351	-	1,413
Equity securities	21,835	-	-	21,835
Derivatives	-	1,808	-	1,808

Total assets	24,576	42,659	-	67,235

Liabilities:
Derivatives	-	1,297	-	1,297

Total liabilities	-	1,297	-	1,297

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(15)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2017
	Level 1	Level 2	Level 3	Total
Assets:
Cash and cash equivalents	-	70,500	-	70,500
Available-for-sale (current):
Corporate bonds	1,222	-	-	1,222
Available-for-sale (noncurrent):
Government bonds	289	-	-	289
Corporate bonds	605	217	-	822
Fund trusts	13	111	-	124
Equity securities	20,901	-	-	20,901
Derivatives	-	544	-	544

Total assets	23,030	71,372	-	94,402

Liabilities:
Derivatives	-	3,259	-	3,259

Total liabilities	-	3,259	-	3,259

Level 1 investments are comprised principally of Japanese equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued based on market approach, using quoted prices for identical assets in markets that are not active.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates, based on market approach.

Assets and liabilities measured at fair value on a nonrecurring basis

During the six and three months ended June 30, 2018 and 2017, there were no circumstances that required any significant assets or liabilities to be measured at fair value on a nonrecurring basis.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange gains and losses were a net gain of ¥297 million and a net loss of ¥3,465 million for the six months ended June 30, 2018 and 2017, respectively, and were net losses of ¥116 million and ¥2,254 million for the three months ended June 30, 2018 and 2017, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥29,551 million and ¥28,030 million for the six months ended June 30, 2018 and 2017, respectively, and were ¥16,740 million and ¥16,325 million for the three months ended June 30, 2018 and 2017, respectively.

Shipping and handling costs totaled ¥26,293 million and ¥25,354 million for the six months ended June 30, 2018 and 2017, respectively, and were ¥13,060 million and ¥12,516 million for the three months ended June 30, 2018 and 2017, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Service cost component of net periodic benefit cost for Canon’s employee retirement and severance defined benefit plans were ¥19,337 million and ¥18,926 million for the six months ended June 30, 2018 and 2017, respectively, and ¥9,846 million and ¥9,463 million for the three months ended June 30, 2018 and 2017, respectively, which are included in cost of sales and operating expenses in the consolidated statements of income. The components other than the service cost component included in other, net of other income (deductions) in consolidated statements of income were a net income of ¥8,406 million and ¥4,962 million for the six months ended June 30, 2018 and 2017, respectively, and ¥4,262 million and ¥2,487 million for the three months ended June 30, 2018 and 2017, respectively.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥40,500 million and ¥70,500 million at June 30, 2018 and December 31, 2017, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Fair value for these securities approximates their cost.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(16)	Supplemental Information (continued)

Finance receivables represent financing leases which consist of sales-type leases and direct-financing leases resulting from the sales of Canon’s and complementary third-party products. These receivables typically have terms ranging from 1 year to 6 years. Finance receivables are ¥336,547 million and ¥342,239 million at June 30, 2018 and December 31, 2017, respectively. Finance receivables which are individually evaluated for impairment at June 30, 2018 and 2017 are not significant.

The activities in the allowance for credit losses are as follows:

Six months ended June 30, 2018

Millions of yen

Balance at December 31, 2017	2,681

Charge-offs	(561)

Provision	445

Other	129

Balance at June 30, 2018	2,694

Six months ended June 30, 2017
Millions of yen

Balance at December 31, 2016	2,325

Charge-offs	(677)

Provision	569

Other	244

Balance at June 30, 2017	2,461

Canon has policies in place to ensure that its products are sold to customers with an appropriate credit history, and continuously monitors its customers’ credit quality based on information including length of period in arrears, macroeconomic conditions, initiation of legal proceedings against customers and bankruptcy filings. The allowance for credit losses of finance receivables are evaluated collectively based on historical experience of credit losses. An additional reserve for individual accounts is recorded when Canon becomes aware of a customer’s inability to meet its financial obligations, such as in the case of bankruptcy filings. Finance receivables which are past due at June 30, 2018 and December 31, 2017 are not significant.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information

Canon operates its business in four segments: the Office Business Unit, the Imaging System Business Unit, the Medical System Business Unit, and the Industry and Others Business Unit, which are based on the organizational structure and information reviewed by Canon’s management to evaluate results and allocate resources.

The primary products included in each segment are as follows:

Office Business Unit:	Office multifunction devices (MFDs) / Laser multifunction printers (MFPs)/ Laser printers / Digital continuous feed presses/ Digital sheet-fed presses / Wide-format printers / Document solutions

Imaging System Business Unit:

Interchangeable-lens digital cameras / Digital compact cameras /

Digital camcorders / Digital cinema cameras / Interchangeable lenses /

Compact photo printers / Inkjet printers / Large format inkjet printers /

Commercial photo printers / Image scanners / Multimedia projectors /

Broadcast equipment / Calculators

Medical System Business Unit:	Digital radiography systems / Diagnostic X-ray systems / Computed tomography / Magnetic resonance imaging / Diagnostic ultrasound systems / Clinical chemistry analyzers / Ophthalmic equipment

Industry and Others Business Unit:

Semiconductor lithography equipment /

FPD (Flat panel display) lithography equipment /

Vacuum thin-film deposition equipment /

Organic LED (OLED) panel manufacturing equipment / Die bonders /

Micromotors / Network cameras / Handy terminals /Document scanners

The accounting policies of the segments are substantially the same as the accounting policies used in Canon’s quarterly consolidated financial statements. Canon evaluates performance of, and allocates resources to, each segment based on operating profit.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information about operating results for each segment for the six months ended June 30, 2018 and 2017 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2018:

Net sales:
External customers	934,164	482,004	211,655	339,276	–	1,967,099
Intersegment	1,256	296	98	49,490	(51,140)	–

Total	935,420	482,300	211,753	388,766	(51,140)	1,967,099
Operating cost and expenses	820,514	422,827	199,307	345,848	3,557	1,792,053

Operating profit	114,906	59,473	12,446	42,918	(54,697)	175,046

2017:

Net sales:
External customers	927,315	524,468	220,150	293,301	–	1,965,234
Intersegment	1,087	279	222	41,642	(43,230)	–

Total	928,402	524,747	220,372	334,943	(43,230)	1,965,234
Operating cost and expenses	817,101	447,021	210,304	313,085	10,701	1,798,212

Operating profit	111,301	77,726	10,068	21,858	(53,931)	167,022

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information about operating results for each segment for the three months ended June 30, 2018 and 2017 is as follows:

	Office	Imaging System	Medical System	Industry and Others	Corporate and eliminations	Consolidated
	(Millions of yen)
2018:

Net sales:
External customers	477,024	260,362	94,630	174,371	–	1,006,387
Intersegment	674	139	58	25,847	(26,718)	–

Total	477,698	260,501	94,688	200,218	(26,718)	1,006,387
Operating cost and expenses	415,835	225,735	92,749	175,898	(1,793)	908,424

Operating profit	61,863	34,766	1,939	24,320	(24,925)	97,963

2017:

Net sales:
External customers	470,178	282,568	88,526	151,201	–	992,473
Intersegment	479	120	91	21,282	(21,972)	–

Total	470,657	282,688	88,617	172,483	(21,972)	992,473
Operating cost and expenses	414,784	234,198	88,445	159,332	1,882	898,641

Operating profit	55,873	48,490	172	13,151	(23,854)	93,832

Intersegment sales are recorded at the same prices used in transactions with third parties. Expenses not directly associated with specific segments are allocated based on the most reasonable measures applicable. Corporate expenses include certain corporate research and development expenses. Amortization costs of identified intangible assets resulting from the purchase price allocation of Canon Medical Systems Corporation are also included in corporate expenses.

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information about product sales to external customers by business unit for the six months ended June 30, 2018 and 2017 is as follows:

	Millions of yen
	Six months ended June 30, 2018	Six months ended June 30, 2017

Office

Monochrome copiers	140,490	141,431

Color copiers	200,978	199,461

Printers	357,783	358,868

Others	234,913	227,555

Total	934,164	927,315

Imaging System

Cameras	292,885	326,229

Inkjet printers	145,150	151,980

Others	43,969	46,259

Total	482,004	524,468

Medical System

Diagnostic equipment	211,655	220,150

Industry and Others

Lithography equipment	106,599	83,940

Others	232,677	209,361

Total	339,276	293,301

Consolidated	1,967,099	1,965,234

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information about product sales to external customers by business unit for the three months ended June 30, 2018 and 2017 is as follows:

	Millions of yen
	Three months ended June 30, 2018	Three months ended June 30, 2017

Office

Monochrome copiers	72,601	72,910

Color copiers	105,488	102,336

Printers	182,581	179,823

Others	116,354	115,109

Total	477,024	470,178

Imaging System

Cameras	164,374	181,449

Inkjet printers	73,578	77,801

Others	22,410	23,318

Total	260,362	282,568

Medical System

Diagnostic equipment	94,630	88,526

Industry and Others

Lithography equipment	52,745	43,912

Others	121,626	107,289

Total	174,371	151,201

Consolidated	1,006,387	992,473

CANON INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements (continued)

(17)	Segment Information (continued)

Information by major geographic area for the six months ended June 30, 2018 and 2017 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
			(Millions of yen)
2018:
Net sales:	428,454	511,561	506,607	520,477	1,967,099

2017:
Net sales:	441,464	530,146	495,555	498,069	1,965,234

Information by major geographic area for the three months ended June 30, 2018 and 2017 is as follows:

	Japan	Americas	Europe	Asia and Oceania	Total
			(Millions of yen)
2018:
Net sales:	203,514	271,950	258,758	272,165	1,006,387

2017:
Net sales:	210,897	274,273	253,983	253,320	992,473

Net sales are attributed to areas based on the location where the product is shipped to the customers.

(2)	Other Information

The Board of Directors approved an interim cash dividend at the meeting held on July 26, 2018 as below:

1. Total amount of interim cash dividends:

86,380 million yen

2. Amount of an interim cash dividend per share:

80 yen

3. Payment date:

August 27, 2018

Note:

The interim dividend is paid to registered shareholders as of June 30, 2018.